U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-22512

(Check One):


[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10Q

                [ ] Form N-SAR  [ ] Form N-CSR


For Period Ended: December 30, 2006

         [_]      Transition Report on Form 10-K

         [_]      Transition Report on Form 20-F

         [_]      Transition Report on Form 11-K

         [_]      Transition Report on Form 10-Q

         [_]      Transition Report on Form N-SAR


For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                N/A

                                     Part I

                             Registrant Information


Full Name of Registrant:                       WEST MARINE, INC.

Former Name if Applicable:                     N/A

Address of Principal Executive Office
Street and Number):                            500 Westridge Drive

City, state and zip code:                      Watsonville, CA  95076


                                     Part II

                             Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.



                                    Part III

                                    Narrative

     As previously reported on a Current Report on Form 8-K filed on February 27, 2007, on February 21, 2007, upon the recommendation of management, West Marine's Board of Directors authorized the restatement of the company's financial statements for the four fiscal years ended December 28, 2002 through December 31, 2005 and its quarterly financial statements for fiscal year 2005 and the first three quarters of fiscal year 2006, and the restated results will be reflected in West Marine's Form 10-K for the year ended December 30, 2006, which was due to be filed on March 15, 2007.

     However, West Marine's 2006 annual report on Form 10-K could not be filed by March 15, 2007 without unreasonable effort or expense due to the fact that the company had to allocate significant time and resources to the restatement of prior period financials that will be filed with the 2006 annual report on Form 10-K and its continuing accounting review, including with respect to those matters described in the Form 8-K filed on February 27, 2007. West Marine fully anticipates completing its accounting review in the near term and filing its annual report on Form 10-K within the next fifteen calendar days.

                                     Part IV

                                Other Information

(1) Name and telephone number of person to contact in regard to this notification:

             Thomas R. Moran                          (831) 728-2700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If the answer is no, identify report(s).

             [X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes*   [  ] No

     *West Marine expects that its restated results will reflect changes in results of operations substantially consistent with the preliminary results reported in the Form 8-K filed on February 27, 2007.



                                             WEST MARINE, INC.
                               -------------------------------------------
                               (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     March 15, 2007             By:/s/ Thomas R. Moran
                                        --------------------------------
                                        Thomas R. Moran
                                        Senior Vice President and
                                        Chief Financial Officer